PRESS RELEASE

Banro Announces Q2 2013 Financial Results

Toronto, Canada – August 13, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) today announced its financial and operating results for the second quarter of 2013.

HIGHLIGHTS

•	Q2 production of 19,347 ounces of gold (19,602 ounces in Q1 2013)
•	Q2 cash costs of $789/ounce ($840/ounce in Q1 2013)
•	Revenue in Q2 of $24.5 million from sales of 18,252 ounces of gold (Q1 2013 revenue of $33.2 million from the sales of 20,456 ounces of gold)
•	Gross earnings from mining operations in Q2 of $2.5 million (Q1 2013 gross earnings from mining operations of $11.0 million)
•	Net loss in Q2 of $3.1 million or ($0.01) per share (Q1 2013 net income of $6.3 million or $0.03 per share)
•	Cash and cash equivalents of $43.2 million at June 30, 2013 ($17.3 million at March 31, 2013)

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

Q2 2013 SUMMARY

(i)Financial

The table below provides the summary of financial and operating results for the three and six-months ended June 30, 2013 and 2012 as well as the first quarter of 2013:

	H1 2013[1]	H1 2012[1]	Q2 2013	Q2 2012	Q1 2013
Selected Financial Data
Revenues	57,653	-	24,484	-	33,169
Total mine operating expenses[2]	(44,166)	-	(21,951)	-	(22,215)
Gross earnings from mining operations	13,487	-	2,533	-	10,954
Net income (loss)	3,215	(7,641)	(3,054)	(4,171)	6,269
Basic net earnings/loss per share ($/share)	0.01	(0.04)	(0.01)	(0.02)	0.03
Key Operating Statistics
Average gold price received ($ per oz)	1,489	-	1,342	-	1,621
Gold sales (oz)	38,708	-	18,252	-	20,456
Gold production (oz)	38,949	-	19,347	-	19,602
All-in cash cost per ounce ($/oz)[3]	1,113	-	1,086	-	1,141
Cash cost per ounce ($/oz)[3]	815	-	789	-	840
Gold margin ($/oz)[3]	675	-	553	-	816
Financial Position
Cash and cash equivalents	43,182	106,135	43,182	106,135	17,293
Gold bullion inventory at market value[4]	4,521	-	4,521	-	3,240
Total assets	757,692	597,300	757,692	597,300	669,424
Long term debt	156,642	152,687	156,642	152,687	155,664

(1)	For the six-month periods ended June 30, 2013 and 2012
(2)	Includes depletion and depreciation
(3)	All-in cash cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to non-IFRS measures section of the Q2 2013 MD&A for additional information. All-in cash cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods
(4)	This represents 3,793 ounces of gold bullion inventory, with a cost of $2,567, shown at the June 30, 2013 closing market price of $1,192 per ounce of gold.

•	Revenues during the three-month period were $24,484 compared with revenue of $33,169 for the first quarter of 2013, which was the second full quarter of commercial production at Twangiza.

•	Mine operating expenses, including depletion and depreciation, for the three month period ended June 30, 2013 were $21,951 compared to $22,215 for the first quarter of 2013. Production costs for the second quarter of 2013 were $15,265 compared to $16,475 in the first quarter of 2013. There are no comparative figures in the prior year for the first two quarters since the Company’s Twangiza Gold Mine entered commercial production in September 2012.

•	Gross earnings from mine operations for the second quarter of 2013 were $2,533 (compared to $10,954 for the first quarter of 2013).

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(ii) Operational

•	The Twangiza Gold Mine recorded no serious injuries up to the end of the second quarter of 2013.

•	In the second quarter of 2013, 235,730 tonnes of ore were processed at Twangiza at a head grade of 2.91 g/t Au and a recovery rate of 83.4% to produce 19,347 ounces of gold. Ore throughput was 34% less than anticipated due to the unavailability of major items of equipment resulting from mechanical and electrical failures as well as from work stoppages due to the installation of the new crushers; however, head grade was marginally higher than planned, slightly offsetting the lower throughputs.

•	During the second quarter, 18,252 ounces of gold were sold at an average gold price of $1,342 per ounce (compared to an average price of $1,621 per ounce obtained during Q1 2013) for total revenues of $24,484 (compared to total revenues of $33,169 during Q1 2013).

•	The Company continues its expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta. The expansion project is on schedule for completion within the fourth quarter of 2013.

(iii) Construction & Development

•	During the second quarter of 2013, the Company spent a further $44,781 in cash, including $3,164 of additional capital assets, for the construction and development of its Namoya gold mine.

•	Management continued the optimization of Namoya construction efforts to ensure cost containment and greater efficiencies in order to meet internal project deadlines.

•	Regarding construction activities, 100% of earth moving equipment has been purchased, and 100% of accommodation materials and 60% of process plant equipment and goods have been delivered to site. 100% of process plant site earthworks have been completed with final grading and compaction of leach pad on-going, 100% of excavation of the heap leach ponds completed and 25% of excavation work completed at the tailings management facility (“TMF”) with full completion scheduled for the fourth quarter of 2013. The target for first production at Namoya remains Q4 2013.

•	As a result of scope changes as well as certain delays in the development schedule, 2013 gold production from the Namoya Mine is expected to be in the range of 7,000 to 10,000 ounces and the total Namoya project development capital forecast has increased from $208 million to $224.3 million. This increase comprises an $8.2 million increase in transportation costs, $3.5 million of additional mining fleet purchased to effect future cost savings, $3.6 million in scope changes to the project, and $1 million for contingencies. An amount of $18.7 million of pre-commercial production expenses that were originally forecast to be fully offset by revenue expected from production of 16,000 to 22,000 ounces at the Namoya Mine is now expected to be only partially offset by production revenue that is expected from the revised forecast of 7,000 to 10,000 ounces.

(iv) Exploration

•	Exploration activities were focused on grass root target generation and delineation of new mineral prospects. The program consisted of gridding, surface geological mapping, soil and stream sediments sampling, rock chip sampling, trenching/channel sampling and auger drilling. Planned exploration expenditures for the remainder of the year have been reduced further to focus on core activities.

(v) Financing Matters

•	The establishment of credit facilities during the first quarter of 2013 for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively. The Rawbank facility is repayable in six equal monthly installments, renegotiated to start in January 2014 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014.

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•	In April 2013 the Company announced the closing of its previously announced short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000. The foregoing share amounts are in thousands.

•	There is approximately $20,000 in additional borrowing room available within the limits of the Company’s Note Indenture.

Twangiza Mine

During the second quarter of 2013, gold output from the plant remained consistent with the first quarter of 2013. With the installation of new ore processing equipment (mineral sizer, secondary and tertiary crushers) during the latter part of the second quarter, greater throughput is expected moving forward.

TWANGIZA MINE	Q2 2013	Q1 2013

Gold sales (oz)	18,252	20,456
Gold produced (oz)	19,347	19,602
Material mined (t)	1,070,462	973,904
Ore mined (t)[1]	405,283	492,529
Waste mined (t)	665,179	481,375
Strip ratio (t:t)[2]	1.64	0.98
Ore milled (t)[1]	235,730	239,100
Head grade (g/t)[3]	2.91	3.04
Recovery (%)	83.4	84.5
Cash cost per ounce ($US/oz)[4]	789	840

(1) The difference between ore mined and ore milled results from stockpiling of lower grade or marginal material.
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore milled.
(4) Cash cost per ounce is a non-IFRS measure. Refer to non-IFRS measures section of the Q2 2013 MD&A for additional information.

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Cost per tonne ore milled	H1 2013[1]	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)
Mining Costs	12.7	13.0	12.2
Processing Costs	32.7	33.1	32.3
Overhead	21.4	18.6	24.4
Total cost per tonne ore milled	66.8	64.7	68.9

(1) For the six-month period ended June 30, 2013

Cost per ounce produced	H1 2013[1]	Q2 2013	Q1 2013
	($000’s)	($000’s)	($000’s)
Mining Costs	155	159	149
Processing Costs	399	403	394
Overhead	261	227	297
Total cash cost per ounce	815	789	840

(1) For the six-month period ended June 30, 2013

Mining

A total of 1,070,462 tonnes of material were mined during the second quarter of 2013, which was 32% higher than forecast, with a total of 405,283 tonnes of ore mined at a grade of 2.77 g/t Au. The stripping ratio for the period was 1.64, which was higher than the stripping ratio of 0.98 observed in the first quarter of 2013. A significant amount of waste material mined was required for the ongoing construction of the TMF. The higher strip ratio was also in preparation for Q3 mining activities.

Processing & Engineering

The second quarter of 2013 was consistent with the first quarter of 2013 with some significant improvements experienced in throughput during the latter part of June 2013. Throughput exceeding 4,000 tonnes per day (required to achieve the 1.3Mtpa nameplate design capacity) was observed on some days as compared to below 2,500 tonnes per day prior to the installment of the new equipment as part of the plant expansion project. Recoveries during the second quarter of the year were at an average of 83.4% (compared to 84.5% in Q1 2013) with a head grade of 2.91 g/t Au (compared to 3.04 g/t Au in Q1 2013) and a total of 19,347 (compared to 19,602 ounces in Q1 2013) ounces of gold were produced.

Twangiza Plant Optimization and Expansion

Having commenced the process of upgrading the Twangiza metallurgical plant in the fourth quarter of 2012, work continued with the procurement, manufacture and shipment of major items of equipment and materials required to increase future plant throughput capacity to 1.7Mtpa and optimization of the plant. This expansion is to be completed in Q4 2013.

As part of the plant expansion project, the mineral sizer and, both secondary and tertiary crushers were replaced with larger and more robust units. These units were installed and operational during the second quarter with the sizer being installed later in June 2013.

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The operation of the new carbon regeneration kiln has shown continuous improvement of carbon activities and subsequent absorption while the two new air blowers on the existing carbon-in-leach (“CIL”) circuit have provided increased dissolved oxygen levels as expected. The ultimate goal of these process plant improvements is to increase both throughput and recovery rates. The addition of four new CIL tanks (being installed in Q3 2013) followed by the refurbishment and installation of the six original tanks (scheduled for Q4 2013) is expected to bring recoveries up toward the 90% range when a throughput capacity of 1.7 Mtpa has been achieved.

Equipment required for the new CIL tanks (agitators, inter-stage screens, carbon transfer pumps and second linear trash screen) have recently arrived at site. The equipment is expected to be installed before the end of the third quarter of 2013 once the installation of the new tanks and equipment support structures is complete. The four new CIL tanks are expected to be in operation by the end of the third quarter of 2013 following the electrical reticulation and controls installation.

Once the four new CIL tanks are operational, the six existing smaller CIL leach tanks will be bypassed and the refurbishing of those six tanks, including the replacement of the inter-stage static carbon screens and carbon transfer airlift pumps with electromechanical units and the related commissioning thereof, will commence with completion expected during the fourth quarter of 2013.

The second complete (modular) elution system to accommodate the increase in throughput, at 1.7Mtpa, and increased gold production, as well as supplement the existing aged system currently in operation, is being manufactured and is expected to be shipped during the third quarter, subsequent to which it will be installed and commissioned during the fourth quarter of 2013.

The expansion remains on schedule for completion by the end of Q4 2013.

Sustaining Capital Activities

During the six months ended June 30, 2013 and subsequently up to the date of this release, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:

•	Resettlement

As of the date of this release, 242 households have been resettled at the Cinjira relocation site. It is expected that a further 19 households will be compensated and resettled during 2013. Discussions with the local authorities to find new resettlement sites to facilitate mining at the north pit in 2014 are ongoing.

•	Mine Infrastructure

The finalizing and commissioning of the new fuel storage and metallurgical plant fire suppression system took place during March 2013.

•	Tailings Management Facility (TMF)

The bulk fill, sand drainage, clay seal and the protective waste curtain were simultaneously extended beyond the design height of the 2 year wall to 2033.5 RL. Bulk filling at the 5 year wall has since received resource deployment with all waste rock from the mine going down to build the dam wall. This is necessary as mining takes advantage of the dry weather and the suitability of the material from the mining operations before the wet season sets in. De-silting of diversion canals has also commenced to open up drains in preparation for the wet season. A total of 314,936 tonnes of clay/bulkfill material was placed on both the wall and toe and 18,947 tonnes of sand was placed on the 2 year wall.

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Namoya Mine Development

Development activities for the planned open-pit heap leach gold mine at Namoya continued through the second quarter of 2013 with additional progress expected between the date of this release and the expected completion of the construction efforts in the fourth quarter of 2013, when commissioning is planned to commence.

Key Achievements during the quarter and up to the date of this release

•	Mechanical & Other Equipment

Orders for all long lead mechanical equipment and electrical equipment have been placed and both road and sea freighting commenced to site. To date, approximately 60% of the process plant equipment and material has been delivered to site or is on route to site.

•	Resettlement

Four local construction companies were mobilized for resettlement construction. All 207 planned houses have been completed. Construction of two schools, a church, and a market have also been completed. All 207 households have been resettled into their new homes. Water has been made available to the resettlement area, with installation of supply pipes from the Kibiswa River completed. The resettlement process was completed as expected at the end of the second quarter of 2013.

•	Access Roads

The 420 kilometre main access road to Namoya from Uvira has been rehabilitated. The section from Baraka to Namoya is practically complete with the mountain portion opened up and widened. Ten bridges have been upgraded, increasing the logistics capacity of freighting materials and equipment to the Namoya site. The road construction team that is still deployed is conducting maintenance work.

•	Metallurgical Plant Engineering Design, Earthworks and Construction

The engineering design is 99% complete while the earthworks design has been finalized. Earthworks to the plant site are effectively complete. Earthworks in the areas such as the primary crusher, the conveyor belt, the primary product stockpile, and the crushed product stockpile have been completed with approximately 55% of overall construction complete. The heap leach pad and ponds, civil construction, and lining works are in progress and expected to be completed by the end of the third quarter of 2013. Mine pit development has commenced at Seketi and stockpiling of low, medium, and high grade ore is in process. Mwendamboko pit mining development is scheduled to be completed and ready for mining by the end of the third quarter of 2013.

•	Plant Construction Materials

Construction aggregate source has been secured; the crusher/washing/screening plant for providing aggregate to the required size as per specification has been installed and fully commissioned. Production of the aggregate and sand required for the process plant civil work is 90% completed with production of aggregate for the TMF and pad underdrains to commence by the middle of the third quarter of 2013.

•	Tailings Management Facility (TMF)

The construction of the TMF access road is 100% complete and bush clearing of the TMF footprint has been completed. Bulk earthworks for the return water dam component of the TMF are 100% complete and bulk excavation works at the TMF basin is 25% complete. The design of the TMF is complete with all geotechnical work and construction drawings. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of 2 years of tailings and is expected to be completed during early fourth quarter of 2013.

•	Personnel Resourcing

As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction. There are currently 1,997 employees on site and it is expected that at peak construction, which will be from the second quarter of 2013, there will be approximately 2,100 employees to help ensure timely completion of the Namoya mine construction and readiness for commissioning in the fourth quarter of 2013. The Company intends to continue to train personnel and develop appropriate systems in support of the commissioning date and during the operating phase of the Namoya mine.

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Exploration

With Banro’s focus being on the enhancements at the Twangiza plant and the development at Namoya, exploration programs have been curtailed with a remaining focus on low-cost exploration activities at both mine sites and sufficient low cost activities at Kamituga and Lugushwa to maintain a presence on the properties.

At Twangiza, a small exploration team conducted geological mapping, rock chip sampling and BLEG (bulk leach extractable gold) stream sediment sampling to delineate previously identified anomalies.

At Namoya, encouraging results from an infill drilling program were released (see Banro press release dated July 15, 2013). The exploration activities in the second quarter of 2013 centered on refining the Namoya geological and mineralization model in preparation of a full feasibility report.

At Lugushwa, a program of rock and soil sampling was conducted during Q2 2013 involving 2,322 auger samples (equivalent to 1,872.30 metres), 64 rock channel samples (roughly 64 metres) and 1,047 soil samples from 42 kilometres of line extended from an existing grid.

At Kamituga, a program of mapping, soil and channel sampling and auger drilling was undertaken in addition to an infill diamond drilling program using an in-house explorer drill rig. In Q2 2013, five drill holes targeting extensions of mineralized zones were completed at the Kibukila prospect; one hole was drilled to test the depth of mineralization in the main target zone at the G22 prospect; and wildcat drilling was conducted at the G15 prospect (366.70 metres) to test three mineralization zones delineated from previous auger and channel sampling.

With respect to regional exploration targets, no ground exploration was undertaken in Q2 2013.

Direct exploration expenditures for the last two quarters of the year are expected as follows:

Exploration and evaluation budget	H2 2013
($000's)
Twangiza project	683
Namoya project	644
Lugushwa project	962
Kamituga project	1,301
Banro Congo Mining SARL	132
3,722

An additional $3.8 million is expected to be spent on support services for the operations in the DRC and included in exploration and evaluation expenses.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Head of Operations and Projects and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this release.

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Conference Call

Banro will host an investor conference call on Wednesday August 14, 2013 at 11:00am EST.

Q2 2013 Financial Results Conference Call Information

Toll Free (North America):	+1-800-446-4472
Toronto Local & International:	+1-905-695-6622

Q2 2013 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1-800-408-3053	Passcode 1509220
Toronto Local & International:	+1-905-694-9451	Passcode 1509220

The conference call replay will be available from 2:00pm EST on Wednesday August 14, 2013 until 11:59pm EST on Wednesday August 28, 2013.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth

Vice President, Investor Relations

+1 (416) 366-9189

+1-800-714-7938, Ext. 2802

info@banro.com

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flows and gold recoveries and the Company's development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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